Exhibit 99.1

HUYA Inc. Reports Second Quarter 2024 Unaudited Financial Results and Announces Share Repurchase Program Extension and Special Cash Dividend

GUANGZHOU, China, August 13, 2024 /PRNewswire/ -- HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Highlights1

•	Total net revenues for the second quarter of 2024 were RMB1,541.6 million (US$212.1 million), compared with RMB1,837.8 million for the same period of 2023.

•	Net income attributable to HUYA Inc. was RMB29.6 million (US$4.1 million) for the second quarter of 2024, compared with RMB20.3 million for the same period of 2023.

•	Non-GAAP net income attributable to HUYA Inc.[2] was RMB97.0 million (US$13.3 million) for the second quarter of 2024, compared with RMB117.0 million for the same period of 2023.

•	Average mobile MAUs[3] of Huya Live for the second quarter of 2024 was 83.5 million, compared with 82.9 million for the same period of 2023.

“Huya Live’s average mobile MAUs increased to 83.5 million for the second quarter of 2024, mainly driven by the success of several e-sports events that we organized. While we continue to enrich our content and improve user experience, we are also enhancing our platform ecology by strengthening our cooperation with various content platforms. We have begun selectively offering our live-streaming and video content on other content platforms to increase the Huya platform’s influence and reach a wider range of users,” said Mr. Junhong Huang, Acting Co-Chief Executive Officer and Senior Vice President of Huya. “Our strategic transformation initiatives to expand our game industry presence with more game-related services also continued to advance. As we increased collaboration on game promotion, distribution, and in-game item sales with a growing roster of game titles, revenues from our game-related services, advertising and other businesses increased by 152.7% year over year and 26.6% quarter over quarter to RMB308.5 million in the second quarter, accounting for 20.0% of total net revenues. Furthermore, the expansion of our game-related services contributed to a sequential increase in paying users4 on Huya Live, reaching 4.5 million in the quarter. Looking ahead, we will continue to consolidate our foundation as we explore long-term possibilities across the game industry chain, driving development through content and platform ecology upgrades, technology advancement and product innovation.”

1 In December 2023, the Company acquired a global mobile application service provider from Tencent Holdings Limited for an aggregate cash consideration of US$81 million, the principal terms of which were previously disclosed. As a result of this business combination under common control, in accordance with ASC 805, Business Combinations, the Company has consolidated the financial results of this mobile application service provider on a retrospective basis since the first quarter of 2022. Accordingly, retrospective adjustments have been made to the Company’s consolidated historical financial information presented herein, reflecting the consolidation of this mobile application service provider. The Company does not believe the retrospective adjustments to the Company’s results to be material, as compared to the historical financial information previously presented. Given that this was a transaction that involved entities under common control of Tencent Holdings Limited, all assets and assumed liabilities transferred have been recognized at the historical cost of the parent.

2 “Non-GAAP net income attributable to HUYA Inc.” is defined as net income attributable to HUYA Inc. excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. For more information, please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

3 Refers to average monthly active users on mobile apps. Average mobile MAUs for any period is calculated by dividing (i) the sum of active users on the mobile apps for each month during such relevant period, by (ii) the number of months during such relevant period.

4 Refers to the sum of user accounts that purchased various products and services on the Company’s platform at least once during such relevant period.

Ms. Ashley Xin Wu, Huya’s Acting Co-Chief Executive Officer and Vice President of Finance, continued, “Despite ongoing uncertainties in the macro environment and industry landscape, our second quarter total net revenues returned to growth quarter over quarter to reach RMB1.54 billion, driven by game-related services, advertising, and other businesses. The increased contribution of the higher-margin game-related services business to total net revenues and our continued operational efficiency improvements, highlighted by a 26.3% year-over-year reduction in total operating expenses, further enhanced our overall operating results. In terms of shareholder returns, we have repurchased 17.1 million Huya shares with a total aggregate consideration of US$56.7 million as of the end of June 2024. Upon review of our financials, business plans, capital requirements, and cash position, we are also pleased to declare a special cash dividend totaling approximately US$250 million for our shareholders. We believe that Huya's solid balance sheet and improving financial fundamentals will continue to support our ability to deliver shareholder returns going forward.”

Second Quarter 2024 Financial Results

Total net revenues for the second quarter of 2024 were RMB1,541.6 million (US$212.1 million), compared with RMB1,837.8 million for the same period of 2023.

Live streaming revenues were RMB1,233.1 million (US$169.7 million) for the second quarter of 2024, compared with RMB1,715.7 million for the same period of 2023, primarily due to the continued soft macroeconomic and industry environment and the Company’s proactive business adjustments in support of its strategic transformation and prudent operations.

Game-related services, advertising and other revenues (formerly known as advertising and other revenues) were RMB308.5 million (US$42.5 million) for the second quarter of 2024, compared with RMB122.1 million for the same period of 2023, primarily due to increased revenues from game distribution and advertising services and in-game item sales.

Cost of revenues decreased by 14.4% to RMB1,326.7 million (US$182.6 million) for the second quarter of 2024 from RMB1,549.7 million for the same period of 2023, primarily due to decreased revenue sharing fees and content costs, as well as bandwidth costs.

Revenue sharing fees and content costs decreased by 12.6% to RMB1,170.2 million (US$161.0 million) for the second quarter of 2024 from RMB1,338.4 million for the same period of 2023, primarily due to decreased live streaming revenue sharing fees associated with the decline in live streaming revenues, partially offset by increased game-related services, advertising and other revenue sharing fees, as well as content costs for in-house produced content.

Bandwidth costs decreased by 40.2% to RMB60.9 million (US$8.4 million) for the second quarter of 2024 from RMB101.8 million for the same period of 2023, primarily due to improved bandwidth cost management, favorable pricing terms and continued technology enhancement efforts.

Gross profit was RMB214.9 million (US$29.6 million) for the second quarter of 2024, compared with RMB288.1 million for the same period of 2023. Gross margin was 13.9% for the second quarter of 2024, compared with 15.7% for the same period of 2023. This change was primarily attributable to increased revenue sharing fees and content costs as a percentage of total net revenues, which rose partially due to higher content costs incurred for in-house produced content.

Research and development expenses decreased by 11.5% to RMB128.7 million (US$17.7 million) for the second quarter of 2024 from RMB145.4 million for the same period of 2023, primarily due to decreased personnel-related expenses and share-based compensation expenses.

Sales and marketing expenses decreased by 48.0% to RMB61.7 million (US$8.5 million) for the second quarter of 2024 from RMB118.6 million for the same period of 2023, primarily due to decreased marketing and promotion fees, as well as personnel-related expenses.

General and administrative expenses decreased by 21.0% to RMB63.7 million (US$8.8 million) for the second quarter of 2024 from RMB80.7 million for the same period of 2023, primarily due to decreased professional service fees, personnel-related expenses and share-based compensation expenses.

Other income was RMB13.2 million (US$1.8 million) for the second quarter of 2024, compared with RMB23.8 million for the same period of 2023, primarily due to decreased government subsidies.

Operating loss was RMB26.0 million (US$3.6 million) for the second quarter of 2024, compared with RMB32.9 million for the same period of 2023.

Interest income was RMB102.5 million (US$14.1 million) for the second quarter of 2024, compared with RMB125.3 million for the same period of 2023.

Net income attributable to HUYA Inc. was RMB29.6 million (US$4.1 million) for the second quarter of 2024, compared with RMB20.3 million for the same period of 2023.

Non-GAAP net income attributable to HUYA Inc. was RMB97.0 million (US$13.3 million) for the second quarter of 2024, compared with RMB117.0 million for the same period of 2023.

Basic and diluted net income per American depositary share (“ADS”) were each RMB0.13 (US$0.02) for the second quarter of 2024. Basic and diluted net income per ADS were each RMB0.08 for the second quarter of 2023. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP basic and diluted net income per ADS were RMB0.42 (US$0.06) and RMB0.41 (US$0.06), respectively, for the second quarter of 2024. Non-GAAP basic and diluted net income per ADS were each RMB0.48 and RMB0.47, respectively, for the second quarter of 2023.

As of June 30, 2024, the Company had cash and cash equivalents, short-term deposits, short-term investment and long-term deposits of RMB8,193.3 million (US$1,127.4 million), compared with RMB9,419.8 million as of March 31, 2024.

Share Repurchase Program

On August 15, 2023, the board of directors of the Company authorized a share repurchase program under which the Company may repurchase up to US$100 million of its ADSs or ordinary shares over a 12-month period. As of June 30, 2024, the Company had repurchased 17.1 million ADSs with a total aggregate consideration of US$56.7 million under this program.

In August 2024, the board of directors of the Company authorized the renewal and continued use of the unutilized quota under the existing share repurchase program of US$43.3 million, which is effective through March 31, 2025.

Declaration of Special Cash Dividend

The board of directors of the Company has declared a special cash dividend of US$1.08 per ordinary share, or US$1.08 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on October 9, 2024, payable in U.S. dollars. The total amount of cash to be distributed for the special cash dividend is expected to be approximately US$250 million, which will be funded by surplus cash on the Company’s balance sheet. The payment date for holders of ordinary shares and holders of ADSs is expected to be on or around October 25, 2024. Holders of the Company’s ADSs will receive the cash dividend through the depositary bank, subject to the terms of the deposit agreement.

Earnings Webinar

The Company’s management will host a Tencent Meeting Webinar at 8:00 a.m. U.S. Eastern Time on August 13, 2024 (8:00 p.m. Beijing/Hong Kong time on August 13, 2024), to review and discuss the Company's business and financial performance.

For participants who wish to join the webinar, please complete the online registration in advance using the links provided below. Upon registration, participants will receive an email with webinar access information, including meeting ID, meeting link, dial-in numbers, and a unique attendee ID to join the webinar.

Participant Online Registration:

Chinese Mainland[5]:	https://meeting.tencent.com/dw/r34tNk4Y7eOs
International:	https://voovmeeting.com/dw/r34tNk4Y7eOs

A live webcast of the webinar will be accessible at https://ir.huya.com, and a replay of the webcast will be available following the session.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China. As a technology-driven company, Huya offers rich and dynamic content across games, e-sports, and other entertainment genres where it has cultivated a large, highly engaged, interactive, immersive community of game enthusiasts. Building on its success in game live streaming and through close collaboration with game companies, e-sports tournament organizers, broadcasters and talent agencies, Huya is expanding its presence in the game industry, both domestically and internationally. By providing more innovative game-related services, the Company is committed to meeting the evolving needs of game enthusiasts, content creators, and industry partners.

5 For the purpose of this announcement only, Chinese Mainland excludes the Hong Kong Special Administrative Region, the Macao Special Administrative Region of the People’s Republic of China, and Taiwan.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), except that the consolidated statement of changes in shareholders' equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating loss, non-GAAP net income attributable to HUYA Inc., non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net income per ordinary shares, and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating loss is operating loss excluding share-based compensation expenses and amortization of intangible assets from business acquisitions. Non-GAAP net income attributable to HUYA Inc. is net income attributable to HUYA Inc. excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ADS used in the calculation of non-GAAP basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the impact of (i) share-based compensation expenses, (ii) impairment loss of investments, and (iii) amortization of intangible assets from business acquisitions (net of income taxes), add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures represent useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, and (ii) amortization of intangible assets from business acquisitions (net of income taxes), which have been and will continue to be significant recurring expenses in its business, and (iii) impairment loss of investments, which may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company's net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider a non-GAAP financial measure in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned "HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results" at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollar amounts referred to in this announcement could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this announcement, as well as Huya's strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya's goals and strategies; Huya's future business development, results of operations and financial condition; the expected growth of the live streaming market and game market; the expectation regarding the rate at which to gain active users, especially paying users; Huya's ability to monetize the user base; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	511,973	1,005,513	138,363
Restricted cash	18,137	16,384	2,255
Short-term deposits	6,851,160	5,567,750	766,148
Short-term investments	-	10,000	1,376
Accounts receivable, net	64,258	70,295	9,673
Prepaid assets and amounts due from related parties, net	148,648	301,710	41,517
Prepayments and other current assets, net	556,435	624,873	85,985

Total current assets	8,150,611	7,596,525	1,045,317

Non-current assets
Long-term deposits	2,553,293	1,610,000	221,543
Investments	751,844	643,507	88,550
Goodwill	456,976	459,821	63,273
Property and equipment, net	326,765	408,779	56,250
Intangible assets, net	161,739	143,441	19,738
Right-of-use assets, net	379,006	361,339	49,722
Prepayments and other non-current assets	144,120	121,086	16,662

Total non-current assets	4,773,743	3,747,973	515,738

Total assets	12,924,354	11,344,498	1,561,055

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	14,961	18,444	2,538
Advances from customers and deferred revenue	412,257	287,343	39,540
Income taxes payable	49,914	50,433	6,940
Accrued liabilities and other current liabilities	1,474,827	1,251,704	172,239
Amounts due to related parties	177,714	139,205	19,155
Lease liabilities due within one year	31,832	32,504	4,473

Total current liabilities	2,161,505	1,779,633	244,885

Non-current liabilities
Lease liabilities	48,069	33,335	4,587
Deferred tax liabilities	42,317	30,688	4,223
Deferred revenue	47,864	35,862	4,935

Total non-current liabilities	138,250	99,885	13,745

Total liabilities	2,299,755	1,879,518	258,630

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2023 and June 30, 2024, respectively; 82,696,852 and 75,985,187 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	61	51	7
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2023 and June 30, 2024, respectively; 150,386,517 and 150,386,517 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	98	98	13
Treasury shares	(206,345)	(58,668)	(8,073)
Additional paid-in capital	12,000,100	10,606,904	1,459,559
Statutory reserves	122,429	122,429	16,847
Accumulated deficit	(2,052,336)	(1,951,701)	(268,563)
Accumulated other comprehensive income	760,592	745,867	102,635

Total shareholders’ equity	10,624,599	9,464,980	1,302,425

Total liabilities and shareholders’ equity	12,924,354	11,344,498	1,561,055

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2023*	March 31, 2024	June 30, 2024	June 30, 2024	June 30, 2023*	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	1,715,684	1,260,444	1,233,064	169,675	3,575,608	2,493,508	343,118
Game-related services, advertising and other revenues	122,079	243,603	308,518	42,453	224,605	552,121	75,974

Total net revenues	1,837,763	1,504,047	1,541,582	212,128	3,800,213	3,045,629	419,092

Cost of revenues(1)	(1,549,681)	(1,283,502)	(1,326,710)	(182,561)	(3,243,061)	(2,610,212)	(359,177)

Gross profit	288,082	220,545	214,872	29,567	557,152	435,417	59,915

Operating expenses(1)
Research and development expenses	(145,416)	(135,106)	(128,710)	(17,711)	(298,778)	(263,816)	(36,302)
Sales and marketing expenses	(118,620)	(76,232)	(61,689)	(8,489)	(221,908)	(137,921)	(18,979)
General and administrative expenses	(80,719)	(60,032)	(63,729)	(8,769)	(154,183)	(123,761)	(17,030)

Total operating expenses	(344,755)	(271,370)	(254,128)	(34,969)	(674,869)	(525,498)	(72,311)

Other income, net	23,792	12,309	13,219	1,819	27,968	25,528	3,513

Operating loss	(32,881)	(38,516)	(26,037)	(3,583)	(89,749)	(64,553)	(8,883)

Interest income	125,349	117,052	102,523	14,108	221,721	219,575	30,215
Impairment loss of investments	(65,115)	-	(45,079)	(6,203)	(65,115)	(45,079)	(6,203)
Foreign currency exchange (losses) gains, net	(2,465)	(2,419)	364	50	(2,052)	(2,055)	(283)

Income before income tax expenses	24,888	76,117	31,771	4,372	64,805	107,888	14,846

Income tax expenses	(4,592)	(5,084)	(2,169)	(298)	(4,896)	(7,253)	(998)

Net income attributable to HUYA Inc.	20,296	71,033	29,602	4,074	59,909	100,635	13,848

Net income attributable to ordinary shareholders	20,296	71,033	29,602	4,074	59,909	100,635	13,848

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2023*	March 31, 2024	June 30, 2024	June 30, 2024	June 30, 2023*	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income per ADS**
—Basic	0.08	0.30	0.13	0.02	0.25	0.43	0.06
—Diluted	0.08	0.30	0.13	0.02	0.24	0.43	0.06
Net income per ordinary share
—Basic	0.08	0.30	0.13	0.02	0.25	0.43	0.06
—Diluted	0.08	0.30	0.13	0.02	0.24	0.43	0.06

Weighted average number of ADS used in calculating net income per ADS
—Basic	243,751,192	233,157,641	231,022,644	231,022,644	243,751,192	232,098,893	232,098,893
—Diluted	246,832,447	236,271,702	234,167,978	234,167,978	246,832,447	235,275,697	235,275,697

**	HUYA Inc. Unaudited Condensed Consolidated Statements of Operations for three months ended June 30, 2023 and six months ended June 30, 2023 have been retrospectively adjusted due to the business combination under common control as stated in footnote 1 of this press release.
***	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	5,347	4,285	4,492	618	13,611	8,777	1,208
Research and development expenses	12,897	7,616	7,873	1,083	32,837	15,489	2,131
Sales and marketing expenses	716	366	446	61	1,943	812	112
General and administrative expenses	7,806	4,268	4,573	629	19,068	8,841	1,217

HUYA INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2023*	March 31, 2024	June 30, 2024	June 30, 2024	June 30, 2023*	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	288,082	220,545	214,872	29,567	557,152	435,417	59,915
Share-based compensation expenses allocated in cost of revenues	5,347	4,285	4,492	618	13,611	8,777	1,208

Non-GAAP gross profit	293,429	224,830	219,364	30,185	570,763	444,194	61,123

Operating loss	(32,881)	(38,516)	(26,037)	(3,583)	(89,749)	(64,553)	(8,883)
Share-based compensation expenses	26,766	16,535	17,384	2,391	67,459	33,919	4,668
Amortization of intangible assets from business acquisitions	5,865	5,930	5,941	818	11,612	11,871	1,634

Non-GAAP operating loss	(250)	(16,051)	(2,712)	(374)	(10,678)	(18,763)	(2,581)

Net income attributable to HUYA Inc.	20,296	71,033	29,602	4,074	59,909	100,635	13,848
Impairment loss of investments	65,115	-	45,079	6,203	65,115	45,079	6,203
Share-based compensation expenses	26,766	16,535	17,384	2,391	67,459	33,919	4,668
Amortization of intangible assets from business acquisitions, net of income taxes	4,868	4,922	4,931	679	9,638	9,853	1,356

Non-GAAP net income attributable to HUYA Inc.	117,045	92,490	96,996	13,347	202,121	189,486	26,075

Net income attributable to ordinary shareholders	20,296	71,033	29,602	4,074	59,909	100,635	13,848
Impairment loss of investments	65,115	-	45,079	6,203	65,115	45,079	6,203
Share-based compensation expenses	26,766	16,535	17,384	2,391	67,459	33,919	4,668
Amortization of intangible assets from business acquisitions, net of income taxes	4,868	4,922	4,931	679	9,638	9,853	1,356

Non-GAAP net income attributable to ordinary shareholders	117,045	92,490	96,996	13,347	202,121	189,486	26,075

Non-GAAP net income per ordinary share
—Basic	0.48	0.40	0.42	0.06	0.83	0.82	0.11
—Diluted	0.47	0.39	0.41	0.06	0.82	0.81	0.11

Non-GAAP net income per ADS
—Basic	0.48	0.40	0.42	0.06	0.83	0.82	0.11
—Diluted	0.47	0.39	0.41	0.06	0.82	0.81	0.11

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	243,751,192	233,157,641	231,022,644	231,022,644	243,751,192	232,098,893	232,098,893
—Diluted	246,832,447	236,271,702	234,167,978	234,167,978	246,832,447	235,275,697	235,275,697

*	HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results for three months ended June 30, 2023 and six months ended June 30, 2023 have been retrospectively adjusted due to the business combination under common control as stated in footnote 1 of this press release.